SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

Audited Financial Statements and Schedules

Target Corporation 401(k) Plan

Years Ended December 31, 2005 and 2004

Target Corporation 401(k) Plan

Audited Financial Statements and Schedules

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                                /s/ ERNST & YOUNG LLP

Minneapolis, Minnesota

June 19, 2006

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2005	2004
Assets
Investments	$4,674,162	$4,520,249
Securities sold but not settled	—	4,958

Receivables:
Participant contributions	4,135	3,771
Employer contribution	2,678	2,344
Interest	2,822	2,357
Total receivables	9,635	8,472
Total assets	4,683,797	4,533,679

Liabilities
Expenses payable	66	58
Total liabilities	66	58
Net assets available for benefits	$4,683,731	$4,533,621

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2005	2004
Additions:
Additions to net assets attributed to:
Participant contributions	$192,289	$202,727
Employer contributions	116,959	122,447
Investment income:
Interest and dividends	52,264	46,508
Net realized and unrealized appreciation in fair value of investments	231,541	899,278
Total additions	593,053	1,270,960

Deductions:
Deductions from net assets attributed to:
Distributions to participants	(431,912)	(550,618)
Trustee fees	(1,326)	(1,085)
Administration fees	(9,705)	(9,377)
Total deductions	(442,943)	(561,080)
Net increase	150,110	709,880

Net assets available for benefits:
Beginning of year	4,533,621	3,823,741
End of year	$4,683,731	$4,533,621

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

Employees of Target Corporation (the Company) who meet certain eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan). Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act (ERISA) limits, in any combination of before-tax and/or after-tax contributions.

Participants become vested in Target Corporation's matching deposits over time, beginning with the day they become eligible to participate in the plan:

Years	Vested Percentage
Upon eligibility	20%
1	40%
2	70%
3	100%

Participant contributions are fully vested at all times. Participants who leave the Plan forfeit unvested Company contributions, which are then used to reduce future Company contributions. For the years ended December 31, 2005 and 2004, forfeitures were $4.370 million and $4.322 million, respectively.  Pursuant to the Company’s sale of Marshall Field’s and Mervyn’s during fiscal year 2004, participants of these companies discontinued contributions to the Plan. In accordance with the sale, affected participants’ accounts became fully vested.

Participants identified as “highly compensated,” as defined by Internal Revenue Code (the Code) Section 414(q), are subject to limitations on the amount and type of contributions that they may make to the Plan. Such participants’ contributions are limited to pretax contributions of no more than 5% of the first $210,000 of annual gross cash compensation earned.

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or in installments, subject to certain plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain plan restrictions.

Expenses paid by the plan include: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution, and other third-party administrative expenses.

The Plan allows for two types of loans, one for the purchase of a primary residence, the other a general purpose loan, subject to certain restrictions, as defined in the Plan. Participants may have one of each outstanding at any given time. Repayment of loans, including interest, is allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description (SPD) available from the Company.

2. Accounting Policies

Accounting Method

All investments are carried at fair market value except fully benefit-responsive investment contracts, which are stated at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. Common stock is valued at the quoted market price on the last business day of the plan year. Collective investment fund values are based on the fair value of the underlying securities (as determined by quoted market prices) as of the last business day of the plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value.

New Accounting Pronouncement

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined — Contribution Health and Welfare and Pension Plans (FSP AAG INV-1 and SOP 94-1-1), which revised the definition of fully benefit-responsive in SOP 94-4.  The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

At December 31, 2005, the Plan allowed participants to choose from among 14 investment funds. Participants may change their fund designations for past and future contributions on a daily basis.

One of the Plan’s investment options is the Stable Value Fund.  Contributions to this fund are invested in a portfolio of high-quality short- and intermediate- term U.S. bonds, including U.S. government treasuries, corporate debt securities and other high credit quality debt securities.  Participant accounts in this fund are credited with interest at a fixed rate, which is reset quarterly.  The Plan has agreements with two insurance companies under which the insurance companies provide certain guarantees with respect to the availability of funds to make distributions from this investment option.  These contracts are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). Fair values of the investment contracts were approximately 101% and 103% of contract value for the years ended December 31, 2005 and 2004, respectively. Fair value was estimated based on the quoted market values of the underlying securities. The yield on the Plan’s investment contracts for the years ended December 31, 2005 and 2004, ranged from 4.87% to 5.05% and from 4.53% to 5.09%, respectively. Under the contracts, the issuer does not guarantee payment of withdrawals at contract value as a result of premature termination of the contract by the Plan or upon plan termination.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold as well as held during the year, appreciated in fair value as follows:

Net Appreciation in Fair Value During Year
(In Thousands)
Year ended December 31, 2005:
Collective investment funds	$62,546
Target Corporation common stock	168,995
$231,541

Year ended December 31, 2004:
Collective investment funds	$96,670
Target Corporation common stock	802,608
$899,278

The fair and/or contract values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004
	(In Thousands)

Target Corporation common stock*	$2,938,272	$2,910,089

State Street Bank & Trust Co. S & P 500 Flagship Fund Class A*	253,003	260,605

AIG Financial Products Group Annuity Contract No. 130221	301,215	277,228

Pacific Mutual Life Insurance Co. Group Annuity Contract No. 26255	301,215	277,228

*Indicates issuer is a party in interest to the Plan

4. Nonparticipant-Directed Investments

The Company matches 100% of participants’ before- and after-tax contributions up to 5% of each participant’s gross cash compensation, except for highly compensated employees as described in Note 1. The Company’s contributions to the Plan are initially invested in the Target Corporation Common Stock Fund. Participants are allowed to diversify the investment of employer match funds to other plan investment options once they are fully vested (as described previously) in their employer match contributions. At December 31, 2005 and 2004, approximately $60 million and $65 million, respectively, in investments of Company stock could not be directed to other investment options because full vesting had not yet been achieved. For the years ended December 31, 2005 and 2004, employer contributions of nonparticipant-directed funds were $36 million and $34 million, respectively.

5. Transactions With Parties in Interest

During the years ended December 31, 2005 and 2004, the Plan engaged in the following transactions related to the Company’s common stock:

	2005	2004
	(In Thousands)

Number of common shares purchased	4,540	3,678
Cost of common shares purchased	$237,075	$161,231

Number of common shares sold	6,616	8,800
Market value of common shares sold	$351,245	$396,715
Cost of common shares sold	$152,044	$185,984

Number of common shares distributed in kind	511	608
Market value of common shares distributed in kind	$26,641	$28,920
Cost of common shares distributed in kind	$11,727	$13,271

Dividends received	$19,688	$17,794

During 2005 and 2004, the Plan received match-related dividends of $12.196 million and $11.114 million, respectively, on Target Corporation common stock.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
	(In Thousands)
Net assets available for benefits per the financial statements	$4,683,731	$4,533,621
Amounts payable to terminating participants	(2,267)	(1,026)
Net assets available for benefits per the Form 5500	$4,681,464	$4,532,595

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2005
(In Thousands)

Benefits paid to participants per the financial statements	$431,912
Subtract amounts payable to terminating participants at December 31, 2004	(1,026)
Add amounts payable to terminating participants at December 31, 2005	2,267
Benefits paid to participants per the Form 5500	$433,153

7. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Schedules

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2005

Face Amount or Number of Shares/Units	Identity of Issue and Description of Investment	Cost	Market Value/ Current Value

CASH EQUIVALENTS
31,779,844	*State Street Bank & Trust Co. Short-Term Investment Fund	$31,779,844	$31,779,844

GROUP ANNUITY CONTRACTS
301,215,097	American International Life Group (AIG) Financial Products Group Annuity Contract No. 130221, 5.05%	301,215,097	301,215,097

301,215,097	Pacific Mutual Life Insurance Co. Group Annuity Contract No. 26255, 5.05%	301,215,097	301,215,097
	TOTAL GROUP ANNUITY CONTRACTS	602,430,194	602,430,194

COMINGLED INVESTMENT FUNDS

175,782	Barclays Global Investors US Real Estate Index Fund	28,174,487	31,939,563

7,878,843	Barclays Global Investors BGI S&P 500 Growth	74,667,025	83,823,752

891,356	Barclays Global Investors BGI US Tactical Asset Allocation Fund	15,078,902	17,541,884

7,023,264	*State Street Bank & Trust Co. Bond Market Index Fund	115,511,121	127,809,364

2,249,140	*State Street Bank & Trust Co. Daily EAFE	23,433,463	31,701,623

14,974,210	*State Street Bank & Trust Co. Russell 3000 Fund	131,704,593	155,222,663

1,731,389	Galliard Capital Management Managed Income Fund	20,000,000	27,658,408

1,620,536	Galliard Capital Management Stable Value Fund	62,805,606	63,136,071

3,520,892	*State Street Bank & Trust Co. Daily Emerging Markets Index Fund	45,125,722	56,394,129

1,483,251	*State Street Bank & Trust Co. Treasury Inflation Protected	23,001,962	23,767,609

1,089,972	*State Street Bank & Trust Co. S & P 500 Flagship Fund Class A	$183,964,467	$253,003,172

3,599,681	*State Street Bank & Trust Co. EAFE Series T	42,736,945	60,384,646

4,975,231	*State Street Bank & Trust Co. Russell 2000 Fund	80,821,930	107,872,949
	TOTAL COMINGLED INVESTMENT FUNDS	847,026,223	1,040,255,833

COMMON STOCK

53,452,288	*Target Corporation	1,293,373,218	2,938,272,271

PARTICIPANT LOANS

61,423,501	Participant loans, interest rates ranging from 6.25% to 8.00%	—	61,423,501
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR	$2,774,609,479	$4,674,161,643

*Indicates a party in interest to the Plan.

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

Category (iii) — Series of Transactions in Excess of 5% of Plan Assets

Galliard Capital Management	Stable Value Fund	$567,195,772	$—	$567,195,772	$567,195,772	$—
Galliard Capital Management	Stable Value Fund	—	630,496,600	625,670,744	630,496,600	4,825,856
State Street Bank & Trust Co.	Short-Term Investment Fund	722,815,214	—	722,815,214	722,815,214	—
State Street Bank & Trust Co.	Short-Term Investment Fund	—	707,483,634	707,483,634	707,483,634	—
Target Corporation*	Common Stock	237,074,774	—	237,074,774	237,074,774	—
Target Corporation*	Common Stock	—	377,886,042	163,771,255	377,886,042	214,114,787

There were no category (i), (ii), or (iv) transactions for the year ended December 31, 2005.

*The above table includes both nonparticipant- and participant-directed transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 22, 2006
	By	/s/ Douglas A. Scovanner
Douglas A. Scovanner
Chief Financial Officer,
On behalf of Target Corporation as Plan Administrator